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                                                                    P.O.Box 2600
                                                     Valley Forge, PA 19482-2600

                                                                    610-669-5284
                                                        Lisa_Matson@vanguard.com



November 17, 2006


Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission         VIA ELECTRONIC FILING
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549


Re: Request for 485(b)(1)(vii) Filing for the Addition of
    Signal Shares Class Disclosure
--------------------------------------------------------------------------------

Dear Mr. Sandoe:

     As discussed with you on an informal basis on July 18, 2006, Vanguard intends to add a Signal Shares class to the following Vanguard funds:

     1.   Vanguard PRIMECAP Fund (a series of Vanguard Chester Funds)
     2.   Vanguard Capital Opportunity Fund (a series of Vanguard Horizon Funds)
     3.   Vanguard Morgan Growth Fund
     4.   Vanguard  Growth & Income  Fund (a  series  of  Vanguard  Quantitative
          Funds)
     5.   Vanguard Wellesley Income Fund
     6.   Vanguard Equity Income Fund (a series of Vanguard Fenway Funds)

     Each Registrant intends to file updated Registration Statements on or before January 24, 2007. As internal counsel to the Registrants and their series indicated above (the "Funds") and pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933, I hereby request permission to file post-effective amendments to the Registrants' Registration Statements under this paragraph that includes new disclosure regarding the Signal Shares class.

     The Signal Shares disclosure that will be added to the Registration Statements for the Funds is identical (except for the specific expense ratios) to the disclosure contained in the registration statement that was filed pursuant to Rule 485(a) on June 2, 2006 for Vanguard Balanced Index Fund, Post-Effective Amendment No. 30 (the "Balanced Registration Statement"), which was reviewed and commented on by the Staff.

     The Registrants represent that all other disclosure contained in the proposed filings has been previously filed or is otherwise consistent with the requirements of Rule 485(b). Therefore, the Registrants certify that the new disclosure regarding the Funds' Signal Share class is the same as the Signal Share class disclosure contained in the Balanced Registration Statement, and that all other disclosure contained in the filing is otherwise eligible to become effective under paragraph (b) under Rule 485.

Christian Sandoe, Esq.
November 16, 2006
Page 2

     I would appreciate your response on or before January 17, 2007. We intend to file post-effective amendments for the Registrants on or before January 24, 2007.

     If you have any questions or comments with respect to this request, please call me at (610) 669-5284.


                                        Sincerely,


                                        /s/ Lisa Matson
                                        Lisa Matson
                                        Associate Counsel
                                        Securities Regulation, Legal Department


cc:      Michael Lainoff
         Assistant Director
         Division of Investment Management

         Brion Thompson
         Division of Investment Management